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Latham & Watkins
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02034802

June 5, 2002

RECD S.E.C.
JUN 11 2002
1086

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. Press Release on De' Longhi's quarterly results for the period ended March 31, 2002;
2. a copy of De' Longhi quarterly results for the period ended March 31, 2002;
3. Notice informing shareholders and the public of the availability of the quarterly results of De' Longhi as at March 31, 2002 at De' Longhi's head offices and at the offices of Borsa Italiana S.p.A. (the stock exchange where the De' Longhi shares are traded); and
4. A revised version as of April 22, 2002 of the articles of association of the Company.

Please feel free to call me if you have any questions at +44 207 710 1000. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

dlw 6/17

Enclosure
cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

LO_DOCS\96602.2[W2000]

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI S.p.A.: the Board of Directors approved Q1 2002 consolidated results (De' Longhi, Kenwood, Ariete, Simac, Climaveneta are the main brands of the Group): net sales up to € 256.2m (+5.1% vs Q1 2001),EBIT up to € 12.7m (+28,5% vs Q1 2001), profit before tax up to € 2.7m (vs a € 0.2m loss in Q1 2001) and net debt down to € 419m from € 447.1m at December 31st, 2001.

A sales growth of 5.1% in Q1 was expected in the budget and it is in line with the Group's forecasts to reach a double-digit growth at the year end.

The Board of Directors of De'Longhi S.p.A. - leader in the Heating, Air Conditioning and Treatment, Cooking and Food Preparation and Cleaning and Ironing Systems segments – and listed on the Italian Stock Exchange since July 2001– today approved Q1 2002's financial statements.

Net sales reached € 256.2m (28% of which was represented by new products), with a 5.1% growth vs Q1 2001.

EBITDA was € 29.4m (+7.7% vs Q1 2001), and EBITDA margin reached 11.5%, compared to 11.2% in Q1 2001.

EBITDA margin was favoured by the decrease of some raw materials' price and the development of synergies with Kenwood, which did not exist in Q1 2001.

EBIT (up to € 12.7m +28.5% vs Q1 2001) and profit before tax (up to € 2.7m from a loss of € 0.2m in Q1 2001) showed the best improvements.

Net debt continued to decrease, down to € 419m from € 447.1m in December 2001.

"These results are satisfactory " – CEO Stefano Beraldo comments – "and in line with our budget's forecasts which had taken into account the fact that Q1 2001 sales had grown by 19% vs Q1 2000 and had planned a different timing of some promotional campaigns".

"With regard to profitability, in Q1 it is tipically lower than the average for the year" – Stefano Beraldo continues – "in the light of a different composition of seasonality of sales mix. This is due to the lower contribution to sales of the Heating and Air Conditioning and Treatment divisions, which have higher margins than the average of the Group".

In particular, in Q1 2001 net sales represented about 20% of total sales for the year, while EBITDA accounted for about 16.6% of total EBITDA at December 31st 2001.

At a divisional level, the most remarkable perfomance were achieved in the Cooking and Food Preparation and Cleaning and Ironing Systems segments.

The first segment reported a 9.1% growth compared to Q1 2001, driven both by De'Longhi and Kenwood's branded products.

Several product families showed a significant growth, especially the new products of De'Longhi's Retrò Line, which were particularly successful in some foreign markets.

As far as cleaning and ironing systems are concerned, this division posted a 38.4% growth, which was the highest within De'Longhi's divisions. This positive performance was mainly driven by the success of Ariete branded ironing systems in the foreign markets and the renewal of De'Longhi's product range.

Heating and Air Conditioning and Treatment, which are less important in Q1 and contribute 31% to total sales vs a yearly average of about 40%, showed a decline in sales. This decline is mainly attributable to a lower speed of the tail of the very positive season for the heating products and a more prudent approach of customers with regard to the timing of orders of air conditioning products; we think this caution was caused by the performance of air conditioning products in 2001. The orders collection strongly improved in April 2002.

With regard to the geographical breakdown of turnover, North America posted a 73.3% growth, followed by Japan (+32.1%) and Rest of Europe (+14.1%).

"As far as the Italian market is concerned" – Stefano Beraldo says – "we were aware that Q1 would not be able to show a growth trend, also in the light of the different timing of some promotional campaigns compared to last year. We are confident in the next autumn we will be able to recover in this segment, which was penalised by the very dry weather, also thanks to a new model of dehumidifier. Overall, we expect a full recovery of the Italian market and this expectation has been confirmed by April's figures, which show a double-digit growth".

Also Kenwood brand will contribute more to the performance of the Group in the Italian market.

"In Italy" – declares the Chairman Giuseppe De'Longhi – "a new strategy to expand the brand has been defined, through the creation of a sales force fully dedicated to the Kenwood brand."

"The strength of this initiative is represented by a very wide range of products, with a high technological and aesthetic content, to be positioned in the top end of the market and addressed to customers with sophisticated needs of quality and performance".

"The awareness of Kenwood branded products" – concludes Stefano Beraldo – "will be spread through innovative communication policies, such as happenings and events organised in co-operation with prestigious cookery schools and highly reputed international chefs".

De'Longhi is trading at about +40% above the IPO price.

Attached: consolidated Balance Sheets and Profit and Loss Statements.

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, May 13, 2002

Annex n. 1

Income statement
(Euro thousands)

	31/03/2002	*% of sales*	*31/03/01*	*% of sales*	*31/12/01*	*% of sales*
Revenues	252,836	98.7%	241,282	98.9%	1,177,943	98.3%
Other revenues	3,401	1.3%	2,565	1.1%	19,989	1.7%
Total revenues	**256,237**	**100.0%**	**243,847**	**100.0%**	**1,197,932**	**100.0%**
Materials	(125,688)	-49.1%	(123,881)	-50.8%	(596,429)	-49.8%
Services	(57,811)	-22.6%	(53,116)	-21.8%	(260,175)	-21.7%
Sundry operating expenses	(2,004)	-0.8%	(1,510)	-0.6%	(9,088)	-0.8%
Value added	**70,734**	**27.6%**	**65,340**	**26.8%**	**332,240**	**27.7%**
Labour costs	(40,195)	-15.7%	(38,173)	-15.7%	(157,225)	-13.1%
Provisions and writedowns	(1,173)	-0.5%	103	0.0%	(10,859)	-0.9%
EBITDA	**29,366**	**11.5%**	**27,270**	**11.2%**	**164,156**	**13.7%**
Depreciation and amortization	(16,630)	-6.5%	(17,361)	-7.1%	(69,785)	-5.8%
EBIT	**12,736**	**5.0%**	**9,909**	**4.1%**	**94,371**	**7.9%**
Net financial expenses	(9,123)	-3.6%	(7,863)	-3.2%	(39,024)	-3.3%
Extraordinary income (loss) (*)	(895)	-0.3%	(2,227)	-0.9%	(5,738)	-0.5%
Earnings before taxes and minority interests	**2,718**	**1.1%**	**(181)**	**-0.1%**	**49,609**	**4.1%**

(*) The amount regarding 31.03.2001 does not include the income due to the write off of the loss generated by Kenwood Group in the period previous to the acquisition (from 01.01.2001 to 28.02.2001) for Euro 3.568.720 in order to obtain comparable amounts.

Annex n. 2

Balance sheet

(Euro thousands)

	31/03/02	*31/12/01*	*31/03/01*
Goodwill	320,107	324,561	331,792
Other intangible assets	108,392	110,615	103,849
Tangible assets	190,462	193,691	196,895
Financial assets	8,548	9,568	8,335
Total fixed assets	**627,509**	**638,435**	**640,871**
Trade receivables ad other current assets	427,194	488,942	432,842
Trade payables and other current liabilities	(316,036)	(335,261)	(361,450)
Net inventory	262,888	234,846	257,907
Net working capital	**374,046**	**388,527**	**329,299**
Total funds and long-term liabilities	**(54,439)**	**(54,806)**	**(30,934)**
Total capital employed	**947,116**	**972,156**	**939,236**
Net financial current indebtness	70,343	92,373	356,775
Net financial long-term indebtness	348,664	354,691	335,790
Net financial position	**419,007**	**447,064**	**692,565**
Total net equity (*)	**528,109**	**525,092**	**246,671**
Total financial and non-financial sources	**947,116**	**972,156**	**939,236**

(*) Including minority.

2

De' Longhi Group

DēLonghi

Quarterly report 31 March 2002

Main financial and balance-sheet indicators

Financial data

(Million Euros)	1st quarter 2002	1st quarter 2001	Changes	Changes %	31/12/2001
Total revenues	256.2	243.8	12.4	5.1%	1,197.9
EBITDA	**29.4**	**27.3**	**2.1**	**7.7%**	**164.2**
% of revenues	*11.5%*	*11.2%*			*13.7%*
EBIT	**12.7**	**9.9**	**2.8**	**28.5%**	**94.4**
% of revenues	*5.0%*	*4.1%*			*7.9%*
Before-tax result and result pertaining to third parties	**2.7**	**(0.2)**	**2.9**	**-**	**49.6**

Balance-sheet data

(Million Euros)	31/03/02	31/12/01	Changes	Changes %	31/03/01
Net operating capital	374.0	388.5	(14.5)	(3.7%)	329.3
Net capital invested	947.1	972.2	(25.1)	(2.6%)	939.2
Net financial standing	(419.0)	(447.1)	28.1	6.3%	(692.6)
Net equity	528.1	525.1	3.0	0.6%	246.7
NOC/net revenues ratio	**30.9%**	**32.4%**			**29.7%**
Gearing (Net Financial Standing/Net Equity)	**0.79**	**0.85**			**2.81**

Criteria adopted in drawing up the quarterly report

The quarterly report for the period ended 31 March 2002 has been prepared in accordance with the guidelines of art. 82 of Consob (Italian Securities and Exchange Commission) directive n. 11971, approved on 14 May 1999 for the purposes of implementing the Legislative Decree of 24 February 1998, which regarded issuers. This report includes the reclassified consolidated financial statements, prepared using the same accounting and consolidation principles adopted in drawing up the consolidated financial statements for the year 2001, and the directors' comments.

The financial data are presented gross of taxes, as is allowed under art. 3, section 5 of Consob regulations for the preparation of semi-annual reports, approved with Consob resolution no. 8195 of 30 June 1994 and subsequent modifications, which also applies to the preparation of quarterly reports; in addition, the quarterly income statement is shown gross of the result pertaining to third parties. Finally, to make these results fully comparable, the extraordinary expenses as at 31/03/2001 do not include the income relative to the writing-off of the loss incurred by Kenwood Group in the period before acquisition, amounting to Euros 3.6 million.

Significant events occurred during the 1st quarter

During the early months of 2002 a share was acquired of the capital of Top Clima SL, an operator of consolidated experience in the air-conditioning industry and currently distributor of the products of the subsidiary Climaveneta S.p.A. on the Spanish market. This purchase was made for Euro 0.5 million and envisages an option for increasing the stake up to a maximum 50% by 30/6/2006.

Change in the area of consolidation

The area of consolidation did not change versus 31 December 2001.

Company Performance

De' Longhi Group growth also continued in the first quarter of 2002. Net income, with uniform perimeter, increased during the first quarter of 2002, compared to the same period of 2001, by Euro 12.4 million (5.1%) touching Euro 256.2 million.

The 5.1% increase in net income is mainly due to the effect of an increase in volumes (about 4.1%) and to a slight combined effect of price and exchange increase (about 1%).

Overall growth is satisfactory and consistent with expectations, taking into account especially that the same period last year had showed an improvement in sales of over 19% compared to 2000 based on a consistent area of consolidation; the first quarter of 2001 benefited from the following extraordinary events:

- An acceleration of sales during the first quarter, especially as regards Kenwood on the verge of being sold and whose corporate year closed at 31 March;
- An exceptional result for the last few months of the winter season 2000/2001 which generated an increase in sales of portable heating equivalent to 120% compared to the same period of 2000, above all because of the cold weather in January 2001.

The tables below illustrate the trends in net revenues, broken down by lines of business and markets:

Lines of business

(Million Euros)	31/03/2002	31/03/2001	Diff.	Diff. %
Line of business				
Cooking and food preparation	126.5	115.9	10.6	9.1%
Home cleaning and ironing	39.7	28.7	11.0	38.4%
Heating	29.7	34.1	-4.4	-12.8%
Air conditioning and climate control	51.0	55.1	-4.1	-7.4%
Others (*)	9.3	10.0	-0.7	-7.0%
Total net income	**256.2**	**243.8**	**12.4**	**5.1%**

(*) The item "Others" includes revenues from the sale of accessories, spare parts, raw materials, semi-finished goods and scraps, as well as revenues from services, contingent assets and capital gains, reimbursement of transport expenses and other sundry income.

Markets

(Million Euros)	31/03/2002	31/03/2001	Diff.	Diff. %
Line of business				
Cooking and food preparation	126.5	115.9	10.6	9.1%
Home cleaning and ironing	39.7	28.7	11.0	38.4%
Heating	29.7	34.1	-4.4	-12.8%
Air conditioning and climate control	51.0	55.1	-4.1	-7.4%
Others (*)	9.3	10.0	-0.7	-7.0%
Total net income	**256.2**	**243.8**	**12.4**	**5.1%**

Breakdown of sales by line of business

It must be emphasised that the sales of lines not affected by weather conditions (products for cooking and preparing food and products for home cleaning and ironing), which in the first quarter of 2001 accounted for little less than one quarter of total yearly sales, have undergone an average 15% growth.
For the heating and conditioning segments, the first quarter represents under one fifth of the yearly total. The tail end of the 2001/2002 winter season, of little significance for the year in progress, was less favourable than the same period of the previous year, despite an excellent result for the entire season. With regard to conditioning, following the bad results of the 2001 season, a more prudent attitude of the "*trade*" has been recorded in terms of order schedules for the pre-seasonal assortment which penalised the first quarter.

The breakdown of sales by line of business is shown below:

Cooking and food preparation

The business line recorded a 9.1% growth compared to the same period last year. There was a significant increase in coffee machines, fryers and electric ovens thanks to the launching of new products and to the success of the De' Longhi brand on major international markets; there was also a substantial growth in the sale of Kenwood brand products.

As planned, sales in this segment have been affected by the strategic decision to remove from the microwave market the "*low end*" range, which generated low profits.

Home cleaning and ironing

Sales show a growth of 38.4% compared to the same period of 2001; this growth, the most significant in the various business segments, is above all due to the strong contribution given by the sale of Ariete steam products on foreign markets and to the success encountered by De' Longhi brand products (ironing and home cleaning) thanks among other things to the range having been revamped.

Heating

Sales have decreased by 12.8% in comparison with the same period of 2001.
As previously stated, the reduction refers to sales in the end-of-season period, affected by the bad weather conditions in Europe and to the extraordinary results achieved in the first quarter of 2001 compared to the same period of 2000 (+120%).
As regards fixed radiators, a growth has been recorded for the first quarter of 2002 in line with expectations which confirms what should be a successful relaunch of this product line.

For this business line, the first quarter represents the least important period of the entire year; in 2001, first quarter sales were equivalent to around 14% of the yearly total.

Air conditioning and climate control

Sales dropped by 7.4% compared to March 2001; this negative result was mainly caused by the effects of a very dry winter season in Italy which slackened demand for de-humidifiers and brought about a temporary reduction in orders for large air-conditioners between the end of last year and the first two months of 2002. Orders for large conditioners increased in March and April.

Orders for portable and fixed conditioners are proceeding as planned.

As regards the sales of de-humidifiers, we are banking on the positive contribution of the launching of the new compact model expected for the second part of 2002.

Breakdown of sales by markets

As regards the survey by markets, there has been a drop in Italy (-19.5%) due mainly to the low sales of dehumidifiers, to the drop in sales of large conditioners for the previously-mentioned reasons and to the decision to privilege the strong demand from abroad. This latter decision especially became necessary to strengthen the larger market shares and acquire greater importance with strategic customers. This fact has penalised Italian market sales.

During the month of April however there was an over 12% recovery in Italian sales compared to the same period of 2001.

The reasons for substantially stable sales in the UK are to be found in our having left the sector of the *"low end"* range of microwave ovens and in the drop in sales of oil radiators following the mild winter season; this effect has been offset by the positive trend of fryers and Kenwood brand products.

During the early months of 2002, an agreement was reached with the second most important British customer which will translate into the greater presence of De' Longhi brand products on the UK market.

In the rest of Europe, in North America and in Japan, the pre-existing growth trend strengthened.

Sales in the rest of the world were affected by the negative impact produced by a drop in demand in some countries, such as Brazil and Argentina.

Profitability

EBITDA totals Euro 29.4 million, higher than the same period of 2001 when this was Euro 2.1 million equal to 7.7%; incidence on net revenues goes from 11.2% to 11.5%.

As regards its main constituents the following should be noted:
- the lower contribution, compared to the same period of 2001, of the sales of heating and conditioning lines distinguished by higher margins than the average group profitability,
- the positive impact of reduction in raw material purchasing costs which is nonetheless only partially reflected in the period,
- synergies with Kenwood not present in first quarter of 2001.

EBIT is reported as 12.7 million Euros - 2.8 million Euros higher than in 2001 - equal to 28.5%, with a ratio to sales that rose from 4.1% to 5.0%.

Overall, as far as the financial data are concerned, it should be stressed that the profitability in the first quarter is not comparable to the outcome of the whole year, given that the 1st quarter accounts for approximately 20% of total annual sales.

As regards financial expenses, the increase of Euro 1.3 million compared to the same period of 2001 is mainly due to higher interests on substitution tax debts and to the different impact of exchange management; net financial expenses amount to Euro 6.5 million and are fairly consistent with 2001.

Before-tax results and the result pertaining to third parties give a profit of Euro 2.7 million in the first quarter of 2002 against a loss of Euro 0.2 million for the same period of 2001 for lower extraordinary expenses which in 2001 related above all to the completion of the Kenwood Group revamping.

Kenwood

As regards Kenwood, integration, after a year of acquisition, is totally satisfactory; Kenwood has been relaunched both in terms of products and commercial presence in the UK and the Rest of the World.
The introduction of the brand is under way in Italy as well, through the setting up of a network of agents dedicated entirely to the sale of Kenwood brand products.

Finally, the transfer has been successfully completed of the industrial and purchasing activities of Kenwood to our mixed Italo-Anglo-Chinese teams thanks to which new synergies are coming to the fore, especially as regards the most significant product, the "Chef", not included in the original plan.

Kenwood sales, which increased by 13.2% in 2001, show a further increase during the first quarter of 2002, compared to the same period of 2001.

Analysis of balance-sheet and financial data

Net operating capital amounts to Euro 374 million with a drop of Euro 14.5 million compared to 31/12/01. The incidence on net income decreases form 32.4% by the end of 2001 to 30.9% by 31 March 2002; the first quarter results confirm, therefore, limiting current assets as already stated at the end of year 2001.

In particular, within the component relating to operating capital movements, the variation in trade receivables is explained chiefly by the intake from sales covering the end-of-year period, normally higher than the average, while the rise in

inventories can mainly be referred to the dynamics of the production flow of oil heating radiators and conditioning products to be sold in coming months.

The net financial standing for heating went from Euro 447.1 million at the end of 2001 to Euro 419.0 million at 31 March 2002 with an improvement of Euro 28.1 million due above all to the cash flow generated by operations which amounts to Euro 27.7 million in the first quarter, positively affected by the strong receipts from the sale of the heating line in the 2001 season.

The financial report can be summarised as follows:

(Million Euros)	**31 March 2002**	**31 December 2001**
Cash flow provided by (used in) operating activities (*)	19.1	103.6
Cash flows provided by (used in) movements of net working capital	14.5	(5.9)
Cash flow provided by (used in) investing activities	(5.9)	(46.1)
Operating cash flow	**27.7**	**51.6**
Cash flow provided by changes in shareholder's equity	0.4	256.3
Net change in the area of consolidation	0	(139.0)
Period cash flow	**28.1**	**168.9**
Net financial position at the beginning of the financial period	(447.1)	(616.0)
Financial net position at the period end	**(419.0)**	**(447.1)**

(*) including before-tax result (net as at 31/12/01), amortisation and depreciation and net accruals.

Events subsequent to the closure of the first quarter

No noteworthy events occurred after the closure of the 1st quarter 2002.

Foreseeable prospects/progress in operations

The results for the first quarter are on the whole consistent with the budget and, taking into account what has already been said, we have every reason to believe the goals set for the 2002 year will be achieved.

he sales trend for April 2002, compared to the same period of 2001, showed a double-figure growth.

Treviso, 13 May 2002

On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

Annexed documents

Consolidated financial statements

Reclassified income statement

Reclassified balance sheet

Income statement

(Euro thousands)

	31/03/2002	*% of sales*	*31/03/01*	*% of sales*	*31/12/01*	*% of sales*
Revenues	252.836	98,7%	241.282	98,9%	1.177.943	98,3%
Other revenues	3.401	1,3%	2.565	1,1%	19.989	1,7%
Total revenues	**256.237**	**100,0%**	**243.847**	**100,0%**	**1.197.932**	**100,0%**
Materials	(125.688)	-49,1%	(123.881)	-50,8%	(596.429)	-49,8%
Services	(57.811)	-22,6%	(53.116)	-21,8%	(260.175)	-21,7%
Sundry operating expenses	(2.004)	-0,8%	(1.510)	-0,6%	(9.088)	-0,8%
Value added	**70.734**	**27,6%**	**65.340**	**26,8%**	**332.240**	**27,7%**
Labour costs	(40.195)	-15,7%	(38.173)	-15,7%	(157.225)	-13,1%
Provisions and writedowns	(1.173)	-0,5%	103	0,0%	(10.859)	-0,9%
EBITDA	**29.366**	**11,5%**	**27.270**	**11,2%**	**164.156**	**13,7%**
Depreciation and amortization	(16.630)	-6,5%	(17.361)	-7,1%	(69.785)	-5,8%
EBIT	**12.736**	**5,0%**	**9.909**	**4,1%**	**94.371**	**7,9%**
Net financial expenses	(9.123)	-3,6%	(7.863)	-3,2%	(39.024)	-3,3%
Extraordinary income (loss) (*)	(895)	-0,3%	(2.227)	-0,9%	(5.738)	-0,5%
Earnings before taxes and minority interests	**2.718**	**1,1%**	**(181)**	**-0,1%**	**49.609**	**4,1%**

(*) The amount regarding 31.03.2001 does not include the income due to the write off of the loss generated by Kenwood Group in the period previous to the acquisition (from 01.01.2001 to 28.02.2001) for Euro 3.568.720 in order to obtain comparable amounts.

Annex n. 2

Balance sheet

(Euro thousands)

	31/03/02	31/12/01	31/03/01
Goodwill	320.107	324.561	331.792
Other intangible assets	108.392	110.615	103.849
Tangible assets	190.462	193.691	196.895
Financial assets	8.548	9.568	8.335
Total fixed assets	**627.509**	**638.435**	**640.871**
Trade receivables ad other current assets	427.194	488.942	432.842
Trade payables and other current liabilities	(316.036)	(335.261)	(361.450)
Net inventory	262.888	234.846	257.907
Net working capital	**374.046**	**388.527**	**329.299**
Total funds and long-term liabilities	**(54.439)**	**(54.806)**	**(30.934)**
Total capital employed	**947.116**	**972.156**	**939.236**
Net financial current indebtness	70.343	92.373	356.775
Net financial long-term indebtness	348.664	354.691	335.790
Net financial position	**419.007**	**447.064**	**692.565**
Total net equity (*)	**528.109**	**525.092**	**246.671**
Total financial and non-financial sources	**947.116**	**972.156**	**939.236**

(*) Including minority.

DēLonghi

(3)

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione di dr. S. Anchino
Fax n. 02 72420353 – 02 89010696

Treviso, 14 maggio 2002

Oggetto: trasmissione avviso ai sensi dell'art. 153 Delibera Consob n. 11971/1999

Gentile dott.ssa Anchino,

In allegato trasmettiamo copia dell'avviso, pubblicato stamani sui quotidiani il "Sole 24 Ore" e "Milano Finanza", relativo alla messa a disposizione del pubblico della relazione trimestrale al 31.03.2002.

Con i migliori saluti.

De'Longhi S.p.A.

All.: n. 1 pag.

Barabino & Partners

Relazione Trimestrale al 31 marzo 2002

Si rende noto che, ai sensi dell'art. 82 della Delibera Consob n. 11971/1999 e successive modifiche e integrazioni, la Relazione Trimestrale al 31 marzo 2002 è a disposizione presso la sede sociale e la Borsa Italiana S.p.A. per la consegna a chiunque ne faccia richiesta.

La Relazione Trimestrale è inoltre disponibile sul sito internet www.delonghi.com.

Il Consiglio di Amministrazione
Treviso, 14 maggio 2002

De'Longhi S.p.A. - Sede sociale in Treviso, via L. Seitz n. 47
Cap. Soc. sottoscritto e interamente versato Euro 448.500.000
diviso in n. 149.500.000 azioni ordinarie da nominali Euro 3 cadauna
Iscritta al n. 224758 del Repertorio Economico Amministrativo
tenuto presso la C.C.I.A.A. di Treviso
C.F. 11570840154 e P. IVA n. 03162730265

Living innovation

DēLonghi

(4)

De' Longhi S.p.A

Articles of Association

CHAPTER I Name – Registered Office – Duration - Purpose

Article 1 Name

A public limited company is hereby organised under the name of "DE' LONGHI S.P.A."

Article 2 Registered Office

The Company's Registered Office shall be in Italy - Treviso, 47, Via Lodovico Seitz.

The Company may establish subsidiaries, agencies and representative offices elsewhere.

Article 3 Duration

The duration of the Company shall be until December 31, 2100 and may be extended by a resolution of the Extraordinary General Shareholders' Meeting.

Article 4 Company Purpose

The Company has as its purpose:

- The activities of construction, light engineering and trading including freely executing the activities of design, development, manufacture, assembly, purchase, trading and sale of household appliances and white goods, electric and electronic appliances, air conditioning installations for civil and/or industrial use, also through the contracting out of such activities to third parties.

These activities may be executed both directly and by acquiring shareholdings in other companies operating in the market sector.

- The wholesale and retail trading of the products that are the subject of the company's activities as given under the first clause.

- The management both in the name of the Company and on behalf of third parties of retail outlets and stores for the products that are the subject of company activities as given under clause 1, both in Italy and abroad.

- The execution of activities related or however functional to the finality of the Company's purpose including advertising, IT, telecommunications, multimedia activities and generally commercial, financial, real estate, research, training and consultant activities, insofar as they are related to the activities given under the aforementioned clauses.

- The acquiring of shareholdings in general that are not for transfer or sale, including acquisition, holding and disposal of the rights, represented or not represented by shares, regarding the capital of other concerns, and the technical and financial co-ordination of the organisations in which the Company has acquired a shareholding.

- The activity of financing, which may only be practised insofar as the companies are controlling or controlled or affiliated pursuant to article 2359 of the Italian Civil Code or however part of the Group, including the said activity of financing wherein comprising the issuing of guarantees as a substitute for financing and the underwriting of financial undertakings therein including the operations of acquiring credit, issuing guaranties and sureties, the opening of documentary credit, acceptance of bills of exchange, indorsements, as well as commitments to grant credit. The Company may also execute all commercial, financial, industrial, personal and real property guarantees, grant guarantees, *aval*s and surety in general, also on behalf of third parties, and any and all other operations that the Company may deem fit and necessary for performing the company purpose.

- The Company purpose strictly excludes the practise of financial operations involving the general public as prescribed under article 106 of Decree Law 385/93, the subscription of

savings from the general public and the practise of credit activities as well as the practice of those activities that are solely reserved to members of professional chartered bodies.

CHAPTER II Company share capital - Shares

Article 5 Share Capital

The share capital has been fixed as 448,000,000 EURO (four hundred and forty height million) divided into 149,500,000 (one hundred and forty nine million five hundred thousand) shares each with a par value of 3 (three) EURO.

The Extraordinary Meeting of Shareholders may delegate to the Board of Directors pursuant to article 2443 of the Italian Civil Code, the faculty of increasing the share capital observing the methods and within the limits of the provision of the said Italian Civil Code article 2443. In the same Minutes of the Extraordinary General Shareholders Meeting of 18 April 2001, the shareholders carried a resolution to grant the Board of Directors the faculty of increasing the company share capital against inseparable payment with the exclusion of option rights up to a maximum 22,500,000 EURO (twenty-two million five hundred thousand), with a maximum issue of 7,500,000 (seven million five hundred thousand) above par value shares; this increase should be voted and carried by 18 April 2006 and put at the disposal of one or more incentive plans for managers and employees of the Company and of controlled companies.

The shares shall be registered and may not be divided. Each share carries the right to one vote.

The share capital may be increased more than once as allowed by law, also including the issue of shares with different rights respect to those in circulation.

The Company may also issue bonds that are convertible to shares.

Article 6 Share transferability

Shares may be freely transferred both in the event of death and by act between living persons.

CHAPTER III Shareholders Meetings

Article 7 Notice of Meetings, right of attendance and representation

The notice of Meeting both for General Annual and Extraordinary Shareholders Meetings, which may be held, in addition to the Company's domicile, in another place as long as this is within the European Union and the right of attendance and the right of representation at the Meeting as well as the constitutional majorities and those required for unanimously carrying resolutions are governed by law.

The Annual General Shareholders Meeting shall be held at least once a year within four months from the end of the Company's financial year. In the event of supervening special requirements, the Annual General Meeting may be held within six months from the end of the Company's financial year.

Article 8 Chairman of the Meeting

The Meeting shall be chaired by, in this order, the President of the Board of Directors, the Vice President of the Board of Directors, if nominated, and, in their absence by a person appointed from the attendees.

The Chairman shall be assisted by a Secretary nominated by the Shareholders that have the faculty of choosing a person who is not a shareholder. The assistance of a Secretary shall not be required for recording the Meeting Minutes when this function is assigned to a

Notary Public.

The Chairman shall be responsible for verifying the right of attendance and representation, also by proxy, and to ascertain that the Meeting is legally constituted with the quorum required to unanimously carried resolutions, chair and moderate discussions of business and establish the order and the method for voting, as well as proclaiming the outcome of the same. The resolutions carried by the meeting shall be recorded in the Meeting Minutes, which shall be signed by two signatories, one of whom should be the Chairman and the other the Recording Secretary or the Notary Public if, nominated.

CHAPTER IV Company Administration

ARTICLE 9 The administrative Organ

The Company shall be administered and its operations duly organised by a Board of Directors consisting of a minimum of three and a maximum of thirteen full members. The Shareholders shall determine the number of members constituting the Board of Directors, which shall remain unaltered until otherwise amended by a resolution.

The Board of Directors shall remain in office for the term established at the time of their election by the shareholders, which shall not exceed the period of three years. Board Members may be re-elected.

Should more than half of the Board Members cease to be in office, due to resignation of office or for any other cause whatsoever, the entire Board of Directors shall be considered disqualified with effect from the time of its re-formation.

Article 10 Powers and Functions of the Board of Directors.

The Board of Directors is vested with the widest powers for the general and extraordinary

administration of the Company, without any restrictions whatsoever, with the faculty to execute and implement all the acts that it deems necessary for meeting the Company's purpose, those that the law or the Articles of Association assign to the shareholders being excepted.

More specifically, the Board of Directors shall have complete authority, in addition to those non-delegable functions assigned to the members by law, for

- adopting budgets and three year operating plans,
- fixing the criteria for drafting and amending Company by-laws,
- appointing and dismissing Managing Directors and the ratification of operations that are significant to company development with the corresponding parties.

For the execution of its resolutions and for the management of the Company, the Board of Directors, within the limits of the law, may:

- set up an Executive Committee, establishing its powers, the number of members and working methods,
- authorise fitting powers establishing the limits of this authority to one or more Company officers,
- nominate one or more Committees with advisory functions, also with the purpose of bring the Company management system in line with the recommendations of corporate governance,
- appoint one or more Managing Directors, establishing functions and powers,
- appoint, or grant officers the faculty of appointing directors, vice directors, attorneys in fact and, generally agents, for the fulfilment of certain acts or categories of acts or for certain operations.

The Board of Directors, through the President or other Board Directors appointed with the function shall report to the Board of Italian Statutory Auditors on Company operating and other significant economic, financial operations and those effecting Company assets and liabilities, implemented out by the Company or by controlled companies. More specifically, the Board shall report those operations that may represent potential conflict of interests. Reporting to the Auditors shall be made promptly and in any case shall be on a regular basis each quarter, during the Board Meetings or via a written report addressed to the President of the Board of Statutory Auditors.

Art. 11 The working of the Board of Directors

The Board of Directors shall elect a President among its members - where this has not been implemented by the shareholders – and shall appoint a Vice president. Both may be re-elected for a second term.

Board Director meetings shall be chaired by the President or by the Vice President in the case of the President's absence or impediment. In the case of absence of the Vice President, the Chair shall be appointed to one of the Board Directors in attendance. The Board of Directors shall appoint a Secretary who may also be a person who is not a member of the Board.

Article 12 Validity of Board resolutions

For resolutions carried by the Board to be valid, the majority of members in office should be in attendance. Resolutions are carried by an open vote and by a unanimous majority, excluding abstentions from the counting of votes; in the case of an equal number of votes, the President shall have the casting vote.

Article 13 Notice of Board Meetings

The President or acting President shall serve notice for Board Meetings to be held at the Company's registered office or elsewhere (within the European Union or in the united States of America), each time that he deems the procedure fit in the interests of the company or after having received a written request indicating the business to be discussed from the majority of Board Members in office or from the Board of Statutory Auditors, or from at least two of the members together with an Agenda of business to be transacted.

Notice shall indicate the date of the meeting, the time and place and the business to be transacted.

Notice shall be given by registered letter, telegram, telex or fax and shall be sent at least five days prior to the date of the meeting, urgent or emergency cases being excepted, when notice may be communicated up to twenty-four hours prior to the meeting date. Notice shall also be given under the same terms to the Acting Statutory Auditors.

The Board of Directors' meetings may be validly held using videoconference technology, insofar as the identity of the persons in attendance via the audio-video link can be validly established, that all attendees have the possibility of orally participating in the Meeting, in real time, and in all business being transacted and to view and receive documents and to be able to transmit the same. The Board of Directors' Meeting is considered to be held in the place where the President and the Secretary are in attendance together.

CHAPTER V THE BOARD OF STATUTORY AUDITORS

Article 14 The Board of Statutory Auditors

The Board of Statutory Auditors shall be composed of three Acting Auditors and three

Substitute Statutory Auditors in possession of the requisites provided for by law and the professional chartered regulations. For this purpose, the subject matter and areas of specialisation shall be strictly related to those of the Company, indicated in the Company purpose, with specific reference to companies or organisations operating in the industrial, commercial, property, IT finance and service provision markets in general.

The Annual General Meeting of shareholders shall elect the Board of Statutory Auditors and shall establish remuneration. The minority shareholder has the right to elect one Acting Auditor and one Substitute Auditor. The appointment of the Board of Statutory Auditors shall be implemented based on a list of candidates, each indicated with a progressive number, provided by the shareholders, the case provided for in the penultimate paragraph of this article being excepted. Each list shall contain a number of candidates that should not exceed the number of members to be elected. The shareholders with the right to present a list are shareholders that either singly or together with other shareholders represent at least 2% of the shares with voting rights during the Annual General Meeting.

The list of candidates that are underwritten by the proposing parties shall be registered at the Company's registered office at least ten days prior to the date fixed for the General Shareholders Meeting convened in first session. To the list of candidates a curriculum detailing the professional background and qualifications of candidates shall be attached and a declaration signed by the candidates accepting the nomination and, under personal responsibility, stating that no known impediment exists preventing election or incompatibility with the proposed office and that the requisites required by law, by the regulations and by the articles for the office have been met. Lists presented that do not conform to the aforementioned dispositions shall be considered as non presented.

Each candidate may only be indicated on a single list, penalty being non-eligibility. Those who are not in possession of the legal requisites or, who already hold the office of Acting Auditor in more than five Companies that are quoted on regulated Italian stock markets, excluding companies controlled by De'Longhi S.p.A may not be elected.

Each party with the right to vote may present and vote only one list.

The following method is used to elect the members of the Board of Statutory Auditors:

- From the list that obtains the highest number of votes from shareholders, two acting members and one substitute member shall be indicated, respecting the progressive order of the candidates as they appear on the list,
- From the list that obtains the second highest number of votes from shareholders, the remaining Acting member and the remaining Substitute member shall be indicated, respecting the progressive order of the candidates as they appear on the list,
- In the case that more than one list obtains an equal number of votes, a second ballot shall be taken between these lists, voted for by all shareholders attending the meeting and the candidates shall be elected on the list that obtains the simple majority of votes.

The chair of the Board of Statutory Auditors shall be assigned to the acting member indicated as the first candidate on the list that obtained the highest number of votes.

In the case of premature death, resignation or forfeiture of a Statutory Auditor, the member's office shall be covered by the substitute on the same list of the member no longer in office. In the event that the President of the Board should be replaced, the Presidency is assumed by the other acting Auditor member, whose name is on the same list as the President no longer in office. In the case that it is not possible to proceed with substitutions of office using the above procedure and criteria, a General Shareholders

Meeting shall be held to elect the required number of members that shall be carried with a relative majority vote.

When the General Shareholders Meeting must proceed, pursuant to the dispositions in the aforementioned paragraph or pursuant to law, to appoint the acting or substitute Auditors in order to integrate the requisite number for the Board, the following procedure shall be adopted:

- when the substitution of Auditors concerns those elected from the majority list, the appointment is implemented by a relative majority vote without restrictions regarding the list,
- when the substitution of Auditors concerns those elected from the minority list, it is necessary to make substitutions of Auditors from those candidates on the minority lists, and the shareholders' meeting substitutes them using a relative majority vote, choosing, where possible, between the candidates indicated on the list with the name of the Auditor to be substituted,
- In the case that only one list has been presented, the shareholders' meeting will vote this list; in the case that this list obtains the relative majority of votes, the first three candidates on the list shall be elected as Acting Auditors respecting the progressive order of the list and, as Substitute Auditors, the fourth and fifth candidate on the list. The Presidency shall be assigned to the first candidate on the list presented. In the case of death, resignation or forfeiture of an Auditor, or in the case that the President of the Board of Statutory Auditors should be substituted, their place shall be taken by the substitute Auditor and the Acting Auditor, respectively, in the order of the progressive appearance of their names on the same list. In the case that no lists are presented, the Board of Statutory auditors and the

President shall be appointed by the shareholders' meeting with a legal majority of votes. The retiring auditors may be re-elected.

CHAPTER VI Company legal representatives and signing with Company name

Article 15 Legal Representatives

Legal representation of the Company and signing with the Company name, with all the powers that these functions entail, including those of representation in all levels of the Courts and jurisdiction and the faculty to appoint legal council or attorneys, also with general powers of authority shall be the responsibility of the President of the Board of Directors and, if appointed, the Vice President and the Directors who have been vested with these specific powers, within the limits of the authority that has been assigned to them by the Board of Directors. Each of the aforesaid representatives shall have the power to act singly and shall have the power to grant Company legal representation and signing with the company name to litigation attorneys or attorneys for specific acts and operations or for categories of acts and operations.

CHAPTER VII Balance Sheet, financial statements and profits

Article. 16 The Company's financial year and Financial Statements

The Company's financial year shall end on 31st December of each year.

Article 17 Allocation of profits

Profits after tax at the end of the financial year shall be allocated to:

- the legal reserve, for a share equal to 5% until the same does not equal a fifth of the share capital,

- the remaining profits after tax shall be at the disposal of the shareholders Meeting which, by adopting one or both of the solutions, may allocate them as dividends to shareholders or allocate them for incrementing company reserves.

Dividends that are not claimed within five years from the day that they are collectable shall be reclaimed by the Company. Advances on dividend payments may be made in accordance with legislation in force.

CHAPTER VIII Final provisions

Article 18. Winding up and liquidation

Supervening at any time and for any reason whatsoever, winding up of the Company shall be decided by the shareholders, which shall establish the liquidation procedures.

The Shareholders shall appoint one or more receivers and shall establish their functions and remuneration.

Article 19 Governing Law

For any matter, provision for which has not made in these Articles of Association, referral shall be made to the Italian Civil Code and the laws governing the subject matter.

SIGNED Giuseppe De' Longhi

SIGNED Ada Stiz Notaio (L.S.)